Universal Processing Services of Wisconsin, LLC (A Limited Liability Company) and Subsidiary Consolidated Financial Report and Independent Auditor’s Report Year Ended December 31, 2015

Universal Processing Services of Wisconsin, LLC and Subsidiary Index Year Ended December 31, 2015 Pages Independent Auditor’s Report ................................................................................................................... 1 Financial Statements Consolidated Balance Sheet .......................................................................................................................... 2 Consolidated Statement of Income ............................................................................................................... 3 Consolidated Statement of Changes in Member’s Deficit ............................................................................ 4 Consolidated Statement of Cash Flows ........................................................................................................ 5 Notes to Consolidated Financial Statements ............................................................................................ 6-12

  Independent Auditor's Report To the Board of Directors and Member of Universal Processing Services of Wisconsin, LLC We have audited the accompanying consolidated financial statements of Universal Processing Services of Wisconsin, LLC and Subsidiary, which comprise the consolidated balance sheet as of December 31, 2015, and the related consolidated statements of income, changes in member’s deficit and cash flows for the year then ended, and the related notes to the financial statements. Management's Responsibility for the Financial Statements Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. Auditor's Responsibility Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Opinion In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Universal Processing Services of Wisconsin, LLC and Subsidiary as of December 31, 2015, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America. C Jericho, New York March 2, 2016

Universal Processing Services of Wisconsin, LLC and Subsidiary Consolidated Balance Sheet December 31, 2015 See notes to consolidated financial statements. 2 Assets Current Assets: Cash 3,210,066$ Accounts receivable 2,545,411 Prepaid expenses and other current assets 83,348 Inventory 287,475 Total current assets 6,126,300 Fixed assets, net 396,483 Customer merchant accounts, net 1,640,588 Deferred financing costs, net 824,397 Restricted cash 492,715 Due from related parties 378,188 Notes receivable - related party 5,646,749 Goodwill 1,908,495 Total assets 17,413,915$ Liabilities and Member's Deficit Liabilities: Current Liabilities: Accounts payable and accrued expenses 2,231,648$ Residuals payable 809,843 Due to related parties 264,778 Chargeback reserves 604,926 Total current liabilities 3,911,195 Bank note payable 16,998,694 Total liabilities 20,909,889 Commitments and contingencies Member's deficit (3,495,974) Total liabilities and member's deficit 17,413,915$

Universal Processing Services of Wisconsin, LLC and Subsidiary Consolidated Statement of Income Year Ended December 31, 2015 See notes to consolidated financial statements. 3 Revenue: Electronic payment processing 98,474,937$ Expenses: Electronic payment processing costs 82,505,282 Salaries and benefits 5,070,083 Professional fees 1,682,895 Depreciation and amortization 318,262 Other general and administrative costs 1,041,980 Total expenses 90,618,502 Income from operations 7,856,435 Interest expense, net (811,383) Inter st income - related party 484,222 Net income 7,529,274$

Universal Processing Services of Wisconsin, LLC and Subsidiary Consolidated Statement of Changes in Member’s Deficit Year Ended December 31, 2015 See notes to consolidated financial statements. 4 Member's Equity (Deficit) Balance, December 31, 2014 3,537,404$ Net income 7,529,274 Member distributions (14,562,652) Balance, December 31, 2015 (3,495,974)$

Universal Processing Services of Wisconsin, LLC and Subsidiary Consolidated Statement of Cash Flows Year Ended December 31, 2015 See notes to consolidated financial statements. 5 Cash flows from operating activities: Net income 7,529,274$ Adjustments to reconcile net income to net cash provided by operating activities: Depreciation and amortization 318,262 Amortization of deferred financing costs 140,493 Changes in operating assets and liabilities: Restricted cash 209,304 Accounts receivable 1,115,267 Prepaid expenses and other current assets 36,330 Inventory (78,002) Accounts payable, accrued expenses and other current liabilities (1,777,781) Due to/from related parties (957,313) Net cash provided by operating activities 6,535,834 Cash flows from investing activities: Purchase of customer merchant accounts (1,524,853) Net advances under related party note (5,646,749) Purchase of fixed assets (263,761) Net cash used in investing activities (7,435,363) Cash flows used in financing activities: Distributions to member (14,562,652) Proceeds from term loan 16,998,694 Deferred financing costs paid (964,890) Net cash provided by financing activities 1,471,152 Net increase in cash 571,623 Cash, beginning of year 2,638,443 Cash, end of year 3,210,066$ Supplemental disclosure of cash flow information Interest paid 680,281$

Universal Processing Services of Wisconsin, LLC and Subsidiary Notes to Consolidated Financial Statements Year Ended December 31, 2015 6 1. Organization, Basis of Presentation and Description of Business Universal Processing Services of Wisconsin, LLC (“UPS-WI”), was organized as a limited liability company (“LLC”) under the laws of the State of Wisconsin and is a wholly-owned subsidiary of Newtek Business Services Holdco 1, Inc. (“Holdco”). As a limited liability company, the liability of Holdco is limited to its capital account. Prior to being a wholly-owned subsidiary of Holdco, UPS-WI was a wholly-owned subsidiary of The Whitestone Group, LLC (“The Whitestone Group”). In 2015, the Whitestone Group transferred all of its membership interest in UPS-WI to Holdco. UPS-WI, and its wholly-owned subsidiary, Solar Processing Services, LLC (“Solar”), are hereinafter referred to as the “Company”. The Company markets credit and debit card processing services, check approval services and ancillary processing equipment and software to merchants who accept credit cards, debit cards, checks and other non-cash forms of payment. The accompanying consolidated financial statements include the accounts of UPS-WI and Solar. All significant intercompany accounts and transactions have been eliminated in consolidation. 2. Significant Accounting Policies Use of Estimates The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates, by their nature, are based on judgment and available information. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the reserve for chargeback losses. Financial Instruments The Company’s financial instruments include cash, accounts receivable, accounts payable, residuals payable, notes receivable from a related party and a bank note payable. The carrying amounts of cash, accounts receivable, accounts payable and residuals payable approximate fair value due to their short term maturities. The carrying amounts of notes receivable from a related party and bank note payable approximate fair value due to the variable interest rate they carry. Cash The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Invested cash is held exclusively at financial institutions of high credit quality. As of December 31, 2015, cash deposits in excess of insured amounts totaled approximately $2,648,000.

Universal Processing Services of Wisconsin, LLC and Subsidiary Notes to Consolidated Financial Statements Year Ended December 31, 2015 7 Restricted Cash Under the terms of the processing agreement between UPS-WI and its processing banks, UPS-WI maintains cash accounts as reserves against chargeback losses. As the Company receives fees from the processing bank, a certain percentage is allocated to the cash reserve account. Inventory Inventory consists primarily of equipment to be installed in merchant locations to enable them to process electronic transactions. Inventory is stated at the lower of cost or market, which is determined on a FIFO (first in-first out) basis. Fixed Assets Fixed assets, which are comprised of telephone systems, software, website, computer equipment and leasehold improvements, are stated at cost less accumulated depreciation and amortization. Depreciation of fixed assets is provided on a straight-line basis using estimated useful lives of the related assets. Amortization of leasehold improvements is provided on a straight-line basis using the lesser of the useful life of the asset, which generally is three to five years, or lease term. Goodwill and Customer Merchant Accounts Goodwill is not amortized but is instead subject to impairment testing, at least annually. Customer merchant accounts with finite lives are amortized over 66 months as discussed in Note 5. The Company considers the following to be some examples of indicators that may trigger an impairment review outside its annual impairment review: (i) significant under-performance or loss of key contracts acquired in an acquisition relative to expected historical or projected future operating results; (ii) significant changes in the manner or use of the acquired assets or in the Company’s overall strategy with respect to the manner or use of the acquired assets or changes in the Company’s overall business strategy; (iii) significant negative industry or economic trends; (iv) increased competitive pressures; (v) a significant decline in the Company’s fair market value for a sustained period of time; and (vi) regulatory changes. In assessing the recoverability of the Company’s goodwill and customer merchant accounts, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. These include estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Company, the period over which cash flows will occur, and determination of the Company’s cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and conclusions on goodwill impairment. Revenue Recognition Electronic Payment Processing Electronic payment processing and fee income is derived from the electronic processing of credit and debit card transactions that are authorized and captured through third-party networks. Typically, merchants are charged for these processing services as a percentage of each transaction dollar plus a flat fee per transaction. Certain merchant customers are charged miscellaneous fees, including fees for handling charge-backs or returns, monthly minimum fees, statement fees and fees for other miscellaneous services. Revenues derived from the electronic processing of MasterCard®, Visa® and Discover® sourced credit and debit card transactions are reported gross of amounts paid to sponsor banks.

Universal Processing Services of Wisconsin, LLC and Subsidiary Notes to Consolidated Financial Statements Year Ended December 31, 2015 8 Interest Income Interest income is recorded on an accrual basis, when earned, based on the current lending rate in place. Reserve for Losses on Merchant Accounts Disputes between a cardholder and a merchant periodically arise as a result of, among other things, cardholder dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction is “charged back” to the merchant, which means the purchase price is refunded to the customer through the merchant’s acquiring bank and charged to the merchant. If the merchant has inadequate funds, the Company or, under limited circumstances, the Company and the acquiring bank, must bear the credit risk for the full amount of the transaction. The Company evaluates its risk for such transactions and estimates its potential loss for charge-backs based primarily on historical experience and other relevant factors. The Company records reserves for charge-backs and contingent liabilities when such amounts are deemed to be probable and estimable. The required reserves may change in the future due to new developments, including, but not limited to, changes in litigation or increased charge-back exposure as the result of merchant insolvency, liquidation, or other reasons. The required reserves are reviewed periodically to determine if adjustments are required. Electronic Payment Processing Costs Electronic payment processing costs consist principally of costs directly related to the processing of merchant sales volume, including interchange fees, Visa®, MasterCard® and Discover® dues and assessments, bank processing fees and costs paid to third-party processing networks. Such costs are recognized at the time the merchant transactions are processed or when the services are performed. Two of the most significant components of electronic processing expenses include interchange and assessment costs, which are set by the credit card associations. Interchange costs are passed on to the entity issuing the credit card used in the transaction and assessment costs are retained by the credit card associations. Interchange and assessment fees are billed primarily as a percentage of dollar volume processed and, to a lesser extent, as a per transaction fee. In addition to costs directly related to the processing of merchant sales volume, electronic payment processing costs also include residual expenses. Residual expenses represent fees paid to third-party sales referral sources. Residual expenses are paid in accordance with contracted terms. These are generally linked to revenues derived from merchants successfully referred to the Company and that begin using the Company for merchant processing services. Such residual expenses are recognized in the Company’s consolidated statement of income. During the year ended December 31, 2015, the Company partnered with two sponsor banks for substantially all merchant transactions. Substantially all merchant transactions were processed by one merchant processor. Income Taxes The Company is a limited liability company (“LLC”) and therefore pays no corporate taxes. The Company’s income, instead, passes through to its member. Accordingly, no liability for Federal, State and/or local income taxes has been recorded in the accompanying consolidated financial statements. As a wholly-owned subsidiary of Holdco, the Company evaluated its tax positions at year end, and based on its analysis, determined that there were no uncertain tax positions. The Company’s U.S. Federal and State income tax returns prior to fiscal 2012 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Universal Processing Services of Wisconsin, LLC and Subsidiary Notes to Consolidated Financial Statements Year Ended December 31, 2015 9 Subsequent Events The Company has evaluated subsequent events for potential recognition and/or disclosure through March 2, 2016, the date these consolidated financial statements were available to be issued. 3. Fixed Assets The Company’s fixed assets are comprised of the following at December 31, 2015: Accumulated Depreciation Net Book Cost and Amortization Value Telephone systems 273,549$ 88,423$ 185,126$ Software 398,256 222,590 175,666 Leasehold improvements 63,644 41,546 22,098 Computer equipment 86,157 72,648 13,509 Website 5,202 5,118 84 Totals 826,808$ 430,325$ 396,483$ Depreciation expense related to fixed assets for the year ended December 31, 2015 was approximately $166,000. 4. Goodwill The carrying value of goodwill at December 31, 2015 is approximately $1,908,000. The Company performed a qualitative assessment to determine if it is more likely than not that the Company’s fair value is less than its carrying amount. Based on its qualitative assessment, the Company determined that goodwill was not impaired at December 31, 2015 and no further assessment was required. 5. Customer Merchant Accounts The net carrying value of customer merchant accounts is approximately $1,641,000 which consists of approximately $2,593,000 of gross costs, net of accumulated amortization of approximately $952,000 at December 31, 2015. Customer merchant accounts are being amortized over 66 months. Total amortization expense of customer merchant accounts using the sum of the year’s digits is included in depreciation and amortization in the accompanying consolidated statement of income was approximately $152,000. In 2015, the Company purchased approximately $1,525,000 of customer merchant accounts of which approximately $1,515,000 was purchased from three separate related parties. The purchase price was based on the present value of the merchant accounts future cash flows. These merchant accounts are being amortized over 66 months.

Universal Processing Services of Wisconsin, LLC and Subsidiary
Notes to Consolidated Financial Statements
Year Ended December 31, 2015

Total expected amortization expense for the next five fiscal years and thereafter is as follows:

Year Ending December 31,		
2016	$	566,393
2017		442,921
2018		322,317
2019		203,943
2020		94,739
Thereafter		10,275
	$	1,640,588

6. Bank Note Payable

In 2015, the Company, CrystalTech Web Hosting, Inc. ("CrystalTech") and Premier Payments LLC ("Premier"), all subsidiaries of Holdco, collectively as "Borrowers" entered into a Credit and Guarantee Agreement (the "Agreement") with Goldman Sachs Bank USA which extended a multi draw term loan facility (the "Facility") up to an aggregate principal amount of $38,000,000. The total outstanding balance under the Facility as of December 31, 2015 was $22,000,000. The Borrowers are collectively liable for the outstanding balance under the Facility. All assets of the Borrowers are pledged as collateral under the Agreement. The Facility provides for monthly interest only payments with total principal due at maturity. The Facility matures in June 2019. Borrowings under the facility are classified either as a "Base Rate Loan" or "LIBOR Rate Loan" at the Company's election. Each LIBOR Rate Loan shall bear interest on the outstanding balance at a rate equal to (a) the greater of LIBOR or 50 basis points plus (b) 7% and each Base Rate Loan shall bear interest on the outstanding balance at a rate equal to (y) the greater of the Prime Rate or 350 basis points, plus (z) 6%. The effective interest rate at December 31, 2015 was 7.5%. The Company may make principal payments within 24 months of the closing date and pay a prepayment premium based on a percentage of the principal outstanding as defined in the Agreement. After 24 months, principal may be repaid under no penalty. The Agreement requires certain restrictive covenants for which the Company is in compliance with as of December 31, 2015. During the year ended December 31, 2015, the Company borrowed approximately $16,999,000 of the $22,000,000 total borrowings under the Facility all of which is outstanding as of December 31, 2015. Interest expense for the year ended December 31, 2015 was approximately $680,000.

Deferred financing costs incurred by the Company related to the Facility were $965,000. Amortization of deferred financing costs for the year ended December 31, 2015 was approximately $140,000 and included in interest expense on the consolidated income statement. Deferred financing costs are amortized over the term of the Facility under the effective interest method.

7. Notes Receivable – Related Party

In June 2015, the Company and CrystalTech entered into a revolving line of credit agreement with Newtek Business Services Corp. ("Newtek") and Holdco as borrowers. The line of credit bears interest at a rate of 7.5% and matures in June 2019. Maximum borrowings under the line of credit are $38,000,000. At December 31, 2015, net advances to Newtek and Holdco are approximately

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Universal Processing Services of Wisconsin, LLC and Subsidiary
Notes to Consolidated Financial Statements
Year Ended December 31, 2015

$5,647,000. The Company recorded related interest income of approximately $484,000 during the year ended December 31, 2015.

8. Related Party Transactions

The Company generated management fees of $11,000 each from Summit Systems, LLC ("Summit") and Business Connect, LLC ("Business Connect"), both affiliates of the Company. At December 31, 2015, the total amount due from related parties was approximately $378,000.

The Company incurred residual expenses totaling approximately $1,971,000 from several related parties. In addition, the Company incurred gateway fees of approximately $129,000 from Secure Cyber Gateway Services, LLC, and breach insurance costs of approximately $270,000 from Newtek Insurance Agency, LLC, which are included in electronic payment processing costs on the consolidated statement of income. Salaries and overhead costs of approximately $352,000 and $42,000 charged from Business Connect and CrystalTech, respectively, are included in salaries and benefits. Payroll processing costs of approximately $15,000 from PMTWorks Payroll, LLC, overhead expenses from Business Connect of approximately $53,000, and managed technology services of approximately $15,000 from CrystalTech are included in other general and administrative costs. At December 31, 2015 total amounts due to related parties are approximately $265,000.

Included in salaries and benefits are charges from Newtek related to salaries for management and certain other employees that perform services for the Company. Total amounts allocated to the Company for the year ended December 31, 2015 were approximately $590,000.

In 2015, the Company purchased approximately $1,515,000 of customer merchant accounts from three related parties. See Note 5.

In June 2015, the Company and CrystalTech provided Newtek and Holdco with a revolving line of credit facility. See Note 7.

The Company's parent, Holdco, and Newtek are both guarantors of the Facility with Goldman Sachs Bank USA.

9. Commitments and Contingencies

Operating Commitments

The Company entered into noncancellable operating leases for office facilities with future rentals as follows:

Year Ending December 31,		
2016	$	176,917
2017		181,067
	$	357,984

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Universal Processing Services of Wisconsin, LLC and Subsidiary Notes to Consolidated Financial Statements Year Ended December 31, 2015 12 Total rent expense for the year ended December 31, 2015 was approximately $161,000. Under the amended terms of a Service Agreement and amended terms of Merchant Program Processing Agreement, UPS-WI is required to pay minimum fees of $1,000,000 in total under these agreements during each processing year. The Company’s fee payments for the 12-month period ended December 31, 2015, exceeded the minimum required amount under these agreements. The term of the service agreement was extended to March 2016. The Merchant Program Processing Agreement initial term ends December 2015 and renews automatically each year. Under the terms of an Independent Sales Organization Agreement and Member Services Provider Agreement between UPS and one of their sponsoring banks, UPS-WI is required to pay monthly minimum fees of $10,000 during the term of the agreement. The Company exceeded the monthly minimum required amount under the agreement for the year ended December 31, 2015. The agreement renews automatically annually. Under the amended terms of a Processing Services Agreement between UPS-WI and one of their front-end processors, UPS-WI is required to pay a quarterly minimum of $68,000 during the term of the amended agreement. The Company’s fee payments for the 12-month period ended December 31, 2015, exceeded the minimum required amount under these agreements. The agreement expires July 2016. Litigation In 2013, the Federal Trade Commission (the “FTC”) amended an existing complaint in the matter Federal Trade Commission v. WV Universal Management, LLC et al., pending in the United States District Court for the Middle District of Florida (the “Court”), to add UPS-WI, as an additional defendant on one count of providing substantial assistance in violation of the Telemarketing Sales Rule. On November 18, 2014, the Court issued an Order granting the FTC’s motion for summary judgment against UPS-WI on the single count. Subsequently, the FTC filed motions for a permanent injunction and equitable monetary relief against UPS-WI and the other remaining defendants. Prior to the Court hearing on the motions, UPS-WI and the FTC reached a settlement on the FTC’s motion for a permanent injunction. The Court granted the FTC’s motion for equitable relief against UPS-WI and the other remaining defendants, ordering that the remaining defendants pay approximately $1,735,000 in equitable monetary relief. This amount has been deposited with the Court pending the outcome of an appeal of the judgement. In January 2014, NCMIC Finance Corporation (“NCMIC”) filed a complaint against the Company in the United States District Court for the Southern District of Iowa. The complaint asserts claims against the Company for breach of the UPS-WI and NCMIC agreement for the processing of credit card transactions, and seeks monetary relief. The Company believes that the claims asserted in the complaint are wholly without merit and intends to vigorously defend the action. Trial is currently set for March 2016. The Company does not expect this matter to have a material impact on its operations. In October 2015, the Company filed an action against NCMIC and NCMIC related entities seeking, among other things, indemnification in connection with the claims asserted by NCMIC against the Company, as well as for monetary damages for breach of contract and fraud.